

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 7, 2008

Gary Prager
Chief Financial Officer and Treasurer
BLS Media, Inc.
1683 Duarte Drive
Henderson, NV 89014

   Re: BLS Media, Inc.
     Form 10-KSB for the Fiscal Year Ended December 31, 2007
     Filed March 28, 2008
     File No. 0-52512

Dear Mr. Prager:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director